     SUN LIFE FINANCIAL COMPLETES SENIOR UNSECURED DEBENTURE OFFERING

Toronto, ON (November 23, 2005) – Sun Life Financial Inc. announced today the successful completion of a public offering in Canada of $600 million principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035.

The debentures were sold under a prospectus supplement dated November 16, 2005, which was issued pursuant to a short form base shelf prospectus dated November 4, 2005. Copies of those documents are available on the SEDAR Web site for Sun Life Financial Inc. at www.sedar.com .

The debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly; in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com